SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 36234; File No. 813-00423

Manulife Investment Management Private Markets (US) LLC; Manulife Employee Securities

Company 2025, L.P.

June 30, 2026.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order ("Order") under sections 6(b) and 6(e) of the Investment

Company Act of 1940 (the "Act") granting an exemption from all provisions of the Act, except

sections 9, 17, 30, and 36 through 53, and the rules and regulations under the Act (the "Rules and

Regulations"). With respect to sections 17(a), (d), (e), (f), (g), and (j) of the Act, sections 30(a),

(b), (e), and (h) of the Act and the Rules and Regulations and rule 38a-1 under the Act,

Applicants request a limited exemption as set forth in the application.

Summary of Application: Applicants request an order to exempt certain limited partnerships,

limited liability companies, corporations, business or statutory trusts or other entities ("Funds")

organized primarily for the benefit of eligible employees of Manulife Investment Management

Private Markets (US) LLC and its affiliates from certain provisions of the Act. Each Fund, and

each series thereof (to the extent such series is an issuer for purposes of the Act), will be an

"employees' securities company" within the meaning of section 2(a)(13) of the Act.

Applicants: Manulife Investment Management Private Markets (US) LLC and Manulife

Employee Securities Company 2025, L.P.

Filing Dates: The application was filed on March 14, 2025, and amended on October 3, 2025,

April 16, 2026, and May 22, 2026.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by emailing the SEC's Secretary at Secretarys-Office@sec.gov and serving Applicants with a copy of the request by email, if an email address is listed for Applicants below, or personally or by mail, if a physical address is listed for Applicants below. The email should include the file number referenced above. Hearing requests should be received by the Commission by 5:30 p.m., Eastern time, on July 27, 2026, and should be accompanied by proof of service on Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Michael Lebowitz, Manulife Investment Management Private Markets (US) LLC, mlebowitz@manulife.com; and John Hunt, Sullivan & Worcester LLP, jhunt@sullivanlaw.com.

FOR FURTHER INFORMATION CONTACT: Erin Loomis Moore, Senior Counsel, or Matthew Cook, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' third amended and restated application, dated May 22, 2026, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system.

The SEC's EDGAR system may be searched at https://www.sec.gov/search-filings. You may

also call the SEC's Office of Investor Education and Assistance at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated

authority.

Sherry R. Haywood,

Assistant Secretary.